UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

GreenLight Biosciences Holdings, PBC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

39536G105
(CUSIP Number)

Neb Obradovic
Cormorant Asset Management, LP
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Tel. No.: 857-702-0386
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 29, 2023
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,751,020 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,751,020 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,751,020 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 3.13% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,751,020 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,751,020 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,751,020 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 3.13% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Cormorant Private Healthcare Fund II, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,437,639 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,437,639 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,437,639 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 2.93% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Cormorant Private Healthcare GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 4,437,639 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 4,437,639 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,437,639 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 2.93% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 9,188,659 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 9,188,659 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,188,659 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 6.06% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

1	Names of Reporting Persons. Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 9,188,659 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 9,188,659 shares (see Item 5 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,188,659 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 6.06% (see Item 5 below)
14	Type of Reporting Person (See Instructions) IN (Individual)

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”) of GreenLight Biosciences Holdings, PBC, a Delaware public benefit corporation  (the “Issuer” or the “Company”).  The address of the principal executive offices of the Company is 29 Hartwell Avenue, Lexington, Massachusetts 02421.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed on behalf of Cormorant Global Healthcare Master Fund, LP (the “Master Fund”), Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare Fund II, LP (“Fund II”), Cormorant Private Healthcare GP II, LLC, Cormorant Asset Management, LP and Bihua Chen (collectively, the “Reporting Persons”).  The securities reported herein for the Reporting Persons represent shares which are beneficially owned by the Master Fund and Fund II, as reported herein.  Cormorant Global Healthcare GP, LLC and Cormorant Private Healthcare GP II, LLC serve as the general partners of the Master Fund and Fund II, respectively.  Cormorant Asset Management, LP serves as the investment manager to the Master Fund and Fund II.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP II, LLC and the general partner of Cormorant Asset Management, LP.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b) The business address of each of the Reporting Persons is c/o Cormorant Asset Management, LP, 200 Clarendon Street, 52nd Floor, Boston, MA 02116.

(c) See Item 2(a).

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 3.  Source and Amount of Funds or Other Consideration

The Common Stock reported herein as being beneficially owned by the Reporting Persons was purchased from the Company (i) through the conversion of Series D Preferred Stock, par value $0.001 per share, and (ii) pursuant to Subscription Agreements in connection with the Company’s February 2022 and August 2022 PIPE Financings, as further described on the Company’s Registration Statement on Form S-1, as amended (Registration No. 333-26619), for aggregate consideration of $36,898,100.07, the consideration for which was paid using working capital of the Reporting Persons.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the securities reported herein for the benefit of the Master Fund and Fund II for investment purposes.

Merger Agreement

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (a) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock, other than shares of Common Stock held by the certain stockholders of the Company (including the Master Fund and Fund II) that have entered into the Contribution and Exchange Agreements whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the “Rollover Shares”, and such shareholders of the Company holding Rollover Shares, collectively, the “Rollover Stockholders”, each a “Rollover Stockholder”) and the shares of Common Stock held by Parent and Merger Sub and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$0.30 per share of Common Stock (the “Offer Price”), (b) immediately following the consummation of the Offer, each of the Rollover Stockholders will contribute their Rollover Shares to Parent (the “Rollover”) and (c) as soon as practicable following the consummation of the Merger, but following the consummation of the Rollover, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

Under the terms of the Merger Agreement, immediately prior to the Effective Time, each option to purchase shares of Common Stock (each, a “Company Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and has a per share exercise price less than the Offer Price (an “In-The-Money Option”) shall be cancelled in exchange for an amount in cash equal to the number of shares of Company Common Stock subject to such Company Option multiplied by the amount by which (x) the Offer Price exceeds (y) the per share exercise price for such an In-the-Money Option (the “Company Option Cash Out Amount”). Each Company option that is not an In-The-Money Option shall be cancelled at the effective time without payment. Each outstanding restricted stock unit award subject to time-based or other vesting restrictions (each, a “Company RSU Award”) immediately prior to the Effective Time, shall, to the extent not vested, become fully vested and then (ii) each such Company RSU Award shall be automatically canceled in consideration for the right to receive a lump sum cash payment equal to the product of (x) the Offer Price and (y) the number of shares of Common Stock represented by such Company RSU Award (the “Company RSU Cash Out Amount”). Payment of the Company Option Cash Out Amount and the Company RSU Cash Out Amount shall be made no later than thirty (30) business days following the Closing, subject to any applicable withholding taxes.

In addition, under the terms of the Merger Agreement, the Company shall promptly take all necessary actions to ensure that no offering or purchase period commences under the Company’s 2022 Employee Stock Purchase Plan (the “Company ESPP”) and that no shares of capital stock of the Company are issued under the Company ESPP. Prior to the Effective Time, the Company shall take all necessary actions to terminate the Company ESPP.

In accordance with the Merger Agreement, at the Effective Time, each outstanding warrant to purchase shares of Common Stock pursuant to the Warrant Agreement, dated January 13, 2021, by and between Environmental Impact Acquisition Corp. and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, become a warrant exercisable for the Offer Price that such holder would have received if such warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such warrant properly exercises such warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the holder of such warrant will be entitled to the Black-Scholes Warrant Value (as defined in the Warrant Agreement) with respect to such warrant, which would have been equal to approximately $0.00065873 per warrant as of the close of trading on May 26, 2023.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business of the Company during the interim period between the execution of the Merger Agreement and the Effective Time (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use commercially reasonable efforts to obtain consents, approvals, registrations, waivers, permits, orders or other authorizations from, and making any filings and notifications with, any governmental authority or third party necessary, property or advisable under applicable law to consummation the Offer and the Merger.

The Merger Agreement provides that the Offer will initially remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) from (and including) the date of commencement of the Offer. If at the scheduled expiration time of the Offer, any condition to the Offer (other than any conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) has not been satisfied and has not been waived by Parent or Merger Sub (to the extent waivable), Merger Sub may, in its discretion, and Parent may cause Merger Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of conditions, including, among others, there being a number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the Delaware General Corporate Law (the “DGCL”)), together with any shares of Company Common Stock otherwise owned by Merger Sub or its “affiliates” (as defined in section 251(h)(6) of the DGCL) that do not represent at least (a) a majority of the outstanding Company Common Stock, not otherwise owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) or the Rollover Stockholders, (as defined below) and (b) the number of the shares of Company Common Stock outstanding immediately following the consummation of the Offer that, together with the shares of Company Common Stock owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) and the Rollover Stockholders, equals at least such percentage of the shares of Company Common Stock, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the Company’s organizational documents.

The Merger Agreement provides for a 30-day “go-shop” period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on June 28, 2023, during which period the Company and its representatives are permitted to actively initiate, solicit, knowingly facilitate or encourage alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative acquisition proposals. After such 30-day go-shop period and subject to certain exceptions, the Company will be subject to a customary “no-shop” provision whereby it is prohibited from (i) entering into solicitations, discussions or negotiations concerning, or providing confidential information in connection with, any alternative transaction and (ii) withholding, withdrawing, qualifying, amending or modifying the Company Recommendation in a manner adverse to Parent.

The “no shop” provision allows the Company, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited acquisition proposal that constitutes or is reasonably expected to lead to an alternative transaction that the Board (as defined below) (or an authorized committee thereof, including the Special Committee (as defined below)) determines would be more favorable, from a financial point of view, to the Company’s stockholders than the Merger and in the best interests of those materially affected by the Company’s conduct (a “Superior Proposal”).

Under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, the Company is permitted to terminate the Merger Agreement prior to the Acceptance Time (as defined in the Merger Agreement) to accept a Superior Proposal, subject to the payment of an expense reimbursement. The Company is also required to pay an expense reimbursement (A) if Parent terminates because (i) the board of directors of the Company (the “Board”), acting on the recommendation of the Special Committee of the Board (the “Special Committee”), shall have effected an Adverse Recommendation Change (as defined in the Merger Agreement); provided, that Parent must provide notice of termination within five (5) business days of the Adverse Recommendation Change, (ii) the Company materially breaches Section 5.3 of the Merger Agreement, (iii) the Company fails to recommend against a competing tender or exchange offer within ten (10) business days thereof, (iv) the Company fails to publicly affirm the Company Recommendation in favor of the Offer within ten (10) business days of a request from Parent (when permitted to make such a request under the Merger Agreement), or (v) the Acceptance Time has not occurred by February 29, 2024 (or as extended in accordance with the Merger Agreement) if as of such time Parent could have terminated the Merger Agreement pursuant to any of clauses (i) through (iv) immediately above or (B) if, following the date of the Merger Agreement, (i) an alternative acquisition proposal is publicly announced and has not been withdrawn prior to termination of the Merger Agreement, (ii) (x) Parent terminates the Merger Agreement because the Company breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in the Merger Agreement, in any such case, which gives rise to the failure of certain offer conditions in the Merger Agreement (and such breach is not cured within 20 business days thereof or is not capable of being cured), or (y) either party terminates the Merger Agreement because the Offer has expired as a result of the non-satisfaction of one or more offer conditions or has been terminated or withdrawn and (iii) within 12 months after termination, the Company consummates any alternative transaction or enters into a definitive agreement providing for an alternative transaction. In no event would the Company be required to pay an expense reimbursement fee on more than one occasion. The Company’s expense reimbursement obligation cannot exceed $1,575,000. If the Acceptance Time occurs, the Company must reimburse Parent for all of its fees and expenses relating to the Merger Agreement, the Note Purchase Agreement, the Contribution and Exchange Agreements and the transactions contemplated thereby, including the Offer and the Merger, without any cap.

The Merger Agreement provides that, if the Merger is effected, the Issuer’s Common Stock will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Act will terminate, and the Issuer will be privately held.

The Reporting Persons understand that approximately US$52,000,000 million is expected to be expended to complete the Offer and the Merger. This amount includes (a) the estimated funds required by Parent and Merger Sub to purchase all of the issued and outstanding shares of Common Stock (other than the Excluded Shares) for the Offer Price, (b) the estimated transaction costs of the parties associated with the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements (the “Transactions”) and (c) cash for a period of time for general working capital purposes of Parent and the Issuer after the consummation of the Offer and Merger.

Note Purchase Agreement

Concurrently with the execution of the Merger Agreement, each of the persons named under column (A) below, including the Master Fund and Fund II, (i) entered into those certain Secured Convertible Note Purchase Agreement (the “Note Purchase Agreements”) with Parent confirming its commitment to pay to Parent, at the Acceptance Time (as defined in the Merger Agreement) cash in the amount set forth opposite such person(s)’s name(s) under column (B) (less the amount under column (C)) in exchange for secured convertible promissory notes and (ii) were issued by the Issuer Advance Notes (the “Advance Notes”) and made a cash payment to the Issuer in the amount set forth in column (C) (each a “Note”, and collectively the “Notes”) for purposes of funding (a) the Offer Price in the Offer and in the Merger, (b) fees and expenses incurred by the parties to the Merger Agreement in connection with the transactions contemplated thereby and (c) general working capital of the Issuer, prior to the consummation of the Merger, and of Parent, including the Surviving Corporation, following the consummation of the Merger.

(A) Name	(B) Aggregate Investment Amount ($)	(C) Advance Note Commitment Amount ($)
Fall Line Endurance Fund, LP	$10,000,000.00	$2,880.460.87
S2G Builders Food & Agriculture Fund III, LP	$10,000,000.00	$2,880.460.87
MVIL, LLC	$10,000,000.00	$2,880.460.87
Cormorant Private Healthcare Fund II, LP	$4,829,000.00	$1,390,974.56
Cormorant Global Healthcare Master Fund, LP	$5,171,000.00	$1,489,486.32
Macro Continental, Inc.	$5,000,000.00	$1,440,230.44
Series Greenlight 3, a separate series of BlueIO Growth LLC	$6,075,000.00	$1,749,879,98
Furneaux Capital Holdco, LLC	$200,000.00	$57,609.22
Velocity Financial Group, LLC	$300,000.00	$86,413.83
Lewis and Clark Ventures I, LP	$500.000.00	$144,023.04

Total	$52,075.000.00	$15,000,000.00

Contribution and Exchange Agreement

In connection with the transactions contemplated by the Merger Agreement, Parent entered into with each of the Rollover Stockholders, including the Reporting Persons, a Contribution and Exchange Agreement (collectively, the “Contribution and Exchange Agreements”) pursuant to which the Rollover Stockholders agreed to contribute in aggregate 120,521,038 Rollover Shares to Parent, in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share, of Parent. Such Rollover Shares constitute approximately 79.46% of the total issued and outstanding shares of Company Common Stock as of the date hereof. The Contribution and Exchange Agreements will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to (i) the description of the transaction in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2023 (the “8-K”), and the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the 8-K, (ii) the full text of the Note Purchase Agreement, a copy of which is filed as Exhibit 99.2 to the Schedule 13D amendment as filed by Fall Line Endurance Fund, LP and others with the SEC on May 30, 2023 (the “Fall Line 13D Amendment”), and the full text of the Contribution and Exchange Agreement, a copy of which is filed as Exhibit 99.3 to the Fall Line 13D Amendment, each of which is incorporated by reference into this Item 4. The Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements are incorporated herein by reference to provide investors and security holders with information regarding their terms. The incorporation of such agreements is not intended to provide any other factual or financial information about the Issuer, Parent, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements were made only for purposes of that agreement, as applicable, and as of specific dates; were solely for the benefit of the other parties thereto; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Issuer, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements, which subsequent information may or may not be fully reflected in public disclosures by the Issuer or Parent. Neither Merger Agreement, the Note Purchase Agreement nor the Contribution and Exchange Agreements should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of the Issuer, Parent and Merger Sub make with the SEC.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages and Item 2 above.

The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 11, 2023, that there are 151,681,314 shares of Common Stock of the Issuer outstanding as of May 8, 2023.

(c)  The Reporting Persons did not engage in any transactions in securities of the Company during the sixty-day period prior to the filing of this Schedule 13D, other than the transactions described in Item 3.

As a result of the Reporting Person’s actions in respect of the Contribution and Exchange Agreement, the Reporting Person may be deemed to be member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” may constitute the following individuals:

Shares Outstanding		151,681,314
Name	Number of Shares (per their forms)	% Ownership
S2G Ventures Fund I, LP	2,087,043	1.38%
S2G Ventures Fund II, LP	8,582,284	5.66%
S2G Builders Food & Agriculture Fund III, LP	11,551,245	7.62%
Builders GRNA Holdings, LLC	127,551	0.08%
Morningside Venture Investments Ltd.	15,919,155	10.50%
MVIL, LLC (morningside)	1,000,000	0.66%
Fall Line Endurance Fund, LP	11,452,834	7.55%
Kodiak Venture Partners III, L.P	9,573,157	6.31%
Kodiak III Entrepreneurs Fund, L.P.	236,741	0.16%
Continental Grain Company	2,387,044	1.57%
Conti Greenlight Investors, LP	4,102,198	2.70%
MLS Capital Fund II, L.P.	5,818,575	3.84%
Cormorant Global Heathcare Master Fund, LP	4,751,020	3.13%
Cormorant Private Healthcare Fund II, LP	4,437,639	2.93%
Neglected Climate Opportunities, LLC	4,041,280	2.66%
Rivas Ventures LLC	3,515,333	2.32%
Prelude Ventures LC	3,189,151	2.10%
CG Investments Inc. VI	1,552,500	1.02%
Lewis & Clark Plant Sciences Fund I, LP	1,816,746	1.20%
Lewis & Clark Ventures I, LP	557,632	0.37%
Insud Pharma, S.L.	2,551,020	1.68%
Xeraya Cove Ltd.	1,734,277	1.14%
The Board of Trustees of the LeLand Stanford Junior University	1,687,374	1.11%
Alexandria Venture Investments, LLC	1,609,909	1.06%
Boscolo Intervest Limited	1,520,408	1.00%
Macro Continental, Inc.	1,416,895	0.93%
Malacca Jitra PTE Inc.	1,368,301	0.90%
Cummings Foundation, Inc.	1,275,510	0.84%
Grupo Ferrer Internacional, S.A.	1,094,248	0.72%
Sage Hill Investors	1,000,000	0.66%
Serum Institute	1,000,000	0.66%
Tao Invest III LLC	834,817	0.55%
Tao Invest V	1,836,847	1.21%
Series GreenLight 2, a separate series of BlueIO Growth LLC	569,423	0.38%
Series Greenlight, a separate series of BlueIO Growth LLC	500,890	0.33%
New Stuff LLC	500,000	0.33%
New Stuff Deux LLC	306,112	0.20%
Lupa Investment Holdings, LP	367,369	0.24%
RPB Ventures, LLC	300,000	0.20%
Velocity Financial Group	292,186	0.19%
David Brewster	172,500	0.11%
Rosemary Sagar (BlueIO investor)	208,704	0.14%
Michael Ruettgers Revocable Trust as amended and restated	206,629	0.14%
Furneaux Capital Holdco, LLC	188,134	0.12%
Deval Patrick	172,500	0.11%
Samambaia Investments Limited	159,493	0.11%
Carole S. Furneaux	150,000	0.10%
Alfa Holdings, Inc.	100,000	0.07%
Ricardo Sagrera	93,860	0.06%
Michael Steinberg	91,842	0.06%
Rodrigo Aguilar	85,330	0.06%
Roger Richard	69,888	0.05%
Matthew Walker	63,775	0.04%
Dennis Clarke	25,510	0.02%
Eric Anderson	25,510	0.02%
Karthikeyan Ramachandriya	47,000	0.03%
Marta Ortega-Valle	29,798	0.02%
Himanshu Dhamankar	27,255	0.02%
Sweta Gupta	2,329	0.00%
Jason Gillian	28,732	0.02%
Ifeyinwa Iwuchukwu	14,886	0.01%
Nicholas Skizim	26,965	0.02%
Lorenzo Aulisa	2,697	0.00%
Caitlin Macadino	28,821	0.02%
Riverroad Capital Partners	12,010	0.01%
Anna Senczuk	9,984	0.01%
Steve Naugler	8,157	0.01%
Maria Lurantos	4,015	0.00%

TOTAL	120,521,038	79.46%

As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group”. As such, the Reporting Persons understand that the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 5.

(d)  Not applicable.

(e)  Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Merger Agreement, the Note Purchase Agreement and the Contribution and Exchange Agreements and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

Exhibit 99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2022.

Exhibit 99.2	Merger Agreement, incorporated by reference to Exhibit 2.1 to the 8-K.

Exhibit 99.3	Note Purchase Agreement, incorporated by reference to Exhibit 99.2 to the Fall Line 13D Amendment.

Exhibit 99.4	Contribution and Exchange Agreement, incorporated by reference to Exhibit 99.3 to the Fall Line 13D Amendment.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
June 8, 2023

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND II, LP
By: Cormorant Private Healthcare GP II, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP II, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen